January 11, 2008

VIA U.S. MAIL

Ms. Susan J. Lazzo
Senior Counsel
Sun Life Insurance and Annuity Company of New York
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

  Re: Sun Life (N.Y.) Variable Account D Initial Registration Statement
       <u>Filed on Form N-6 (Filing Nos. 333-147646 & 811-04633</u>

Dear Ms. Lazzo:

  The Staff has reviewed the above-referenced initial registration statement, which the Commission received on November 27, 2007. You requested and we have provided selective review based on the representation that the registration statement is substantially similar to registration statement file number 333-143354. For the comments that follow, page references reflect the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

1. *Changes in Death Benefit ("DB") Options (pp. 17-18)* Please rewrite the last sentence of this section. It is not clear what it means or the circumstances to which it alludes. Rule 421.

2. *Transfer Privileges (p. 23)* If there is a 30-day waiting period required between transfers, please state this restriction directly rather than by reference to the Certificate document.

3. *No-Lapse Guarantee (p. 26)* To help the reader distinguish between this guarantee and the Loan Lapse Protection Rider benefit, please consider conforming the description to the "Lapse Protection Value" and "No-Lapse Period" sections in File No. 333-144628 which were revised to clarify the scope of these no-lapse features.

4. *Monthly Cost of Insurance ("COI") (p. 27)*
a. <u>*Clarifications/Corrections*</u> This section appears to use the terms "Total Net Amount at Risk" and "Certificate Net Amount at Risk" interchangeably, but neither is defined. Please use only one term and add it to the Glossary. Also, please delete the reference to "Supplemental Insurance" in subparagraph (2). That rider is not offered through this product.

b. <u>*COI Calculation*</u> You state that the COI for base and supplemental insurance are calculated separately and added to reach a total COI. However, the calculation applies total rider costs and other charges rather than the proportion of those costs attributable to the base or supplemental insurance at issue. Please amend the equation or the sentence after the bullet points to clarify that the <u>combined</u> base and supplemental COI does not overstate the effect of rider charges and other costs.

5. *Accelerated Benefits Rider (p. 28)* Please explain more specifically how the value of the accelerated benefit amount is determined and what "subject to certain adjustments" means.

6. *Appendix C (p. 47)* Please conform the chart(s) to the requirements of Item 25. Specifically, please provide the information required under Items 25(a), (f) and (i).

7. *Item 26 (Part C)* Based on the examples in Appendix C, please submit the actuarial opinion required under Item 26(L) and the sample calculations required under Item 26(M).

8. *Miscellaneous* Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

9. *Representations* We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you request acceleration of this filing's effective date, also please file EDGAR correspondence acknowledging that
·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed. Note also that although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request acceleration of the effective date of the registration statement. We will consider a written request for such acceleration as a factual confirmation that those requesting it are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to my attention bearing the Securities & Exchange Commission's Station Place I address at 100 F Street, N.E., Washington, D.C.20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products